September 14, 2021

+1 617 526 6000 (t) +1 617 526 5000 (f) wilmerhale.com

By Electronic Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Ada Sarmento

Re:	Xilio Therapeutics, Inc. Draft Registration Statement on Form S-1 Submitted May 24, 2021 CIK No. 0001840233

Ladies and Gentlemen:

On behalf of Xilio Therapeutics, Inc. (the “Company”), we are responding to the comments contained in a letter, dated June 20, 2021 (the “Letter”) from the Staff (the “Staff”) of the Office of Life Sciences of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to René Russo, Pharm.D., the Company’s President and Chief Executive Officer, relating to the above referenced Draft Registration Statement on Form S-1.

The Company also is submitting on a confidential basis Amendment No.1 to the draft Registration Statement on Form S-1 (the “Registration Statement”), relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of common stock of the Company.

Set forth below are the Company’s responses to the Staff’s comments. The responses are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comment by making changes to the disclosure in the Registration Statement. Page numbers referred to in the responses reference the applicable page numbers in the Registration Statement.

September 14, 2021

Draft Registration Statement on Form S-1

Our Pipeline, page 4

1.	Please include the indication for each program in the pipeline table here and on page 117.

Response:	In response to the Staff’s comment, the Company has revised the pipeline table on pages 5 and 116 of the Registration Statement. In addition, the Company respectfully advises the Staff that the Company anticipates evaluating its product candidates XTX301 and XTX401 in solid tumors, but the Company has not yet selected the initial indications for those programs.

Overview, page 4

2.	We note your disclosure that cytokines have demonstrated the ability to generate sustained complete responses. If this disclosure is based on the data in the chart presented on page 112, please balance your disclosure to indicate, if true, that only a small subset of patients who received high-dose IL-2 achieved a complete response, or tell us the basis for this disclosure. Please also disclose the nature of the “compelling clinical efficacy” demonstrated by cytokines in certain tumors.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 109 of the Registration Statement.

Our GPS Platform, page 6

3.	We note your disclosure that your engineered molecules are designed to be turned on selectively in the TME, thereby reducing potential toxicities and improving their therapeutic index. We note, however, that some of your statements in this section and elsewhere indicate less activity outside of the TME and some statements indicate no activity. For example, we note your disclosure in this section that MMPs are “preferentially active” in the TME by comparison to non-tumor organs or tissues, and that your GPS-enabled cytokines minimize or reduce the risk of activity outside of the TME and, therefore, the risk of toxicity. Given those disclosures, please tell us why your disclosure in this section that MMP activity can be leveraged to activate molecules within the TME that “remain inactive outside of the TME”, and that the features of your GPS- enabled molecules work in concert to enable your molecules’ potential ability to induce tumor selective biological activity and tumor growth inhibition “without toxicity outside of the TME,” are appropriate, or revise your disclosure as necessary.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 112-113 of the Registration Statement.

September 14, 2021

Our History and Team, page 7

4.	We note that you identify certain entities as investors in your company here and on page 107. However, certain of these entities do not appear to be among your principal stockholders as disclosed on page 186. If material, please expand your disclosure to describe the nature of each such entity’s investment in you and explain to us why including this information is appropriate. Please also explain in the response your plans to update investors about any changes these entities make with respect to their investments in your company.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes it is appropriate to list the entities as investors in the Company even though not all of them are among the Company’s principal stockholders as disclosed on page 189. The Company believes the inclusion of such investors on pages 8 and 110 is appropriate because Rock Springs Capital Management LP (“Rock Springs”) and RA Capital Management, L.P. are leading life sciences venture capital funds and were significant purchasers in the Company’s most recent preferred stock financing, even though their total beneficial ownership represents less than 5% of the Company’s outstanding voting securities. Furthermore, the Company discloses elsewhere in the Registration Statement that David Gardner, a member of the Company's board of directors, is a senior member of the investment team at Rock Springs. The Company respectfully submits to the Staff that the requirement in Item 403 of Regulation S-K to disclose the Company’s 5% stockholders in the Registration Statement is separate and distinct from the identification of investors on pages 8 and 110 and that such identification of investors is not limited to only 5% stockholders. The Company further respectfully submits that it is common for registrants to identify certain investors in their registration statements when such investors are leading life sciences venture capital funds or such investors have seats on a company's board of directors. To the extent an investor that is a 5% stockholder changes its investment in the Company, or an in investor becomes a holder of 5% or greater of the Company’s voting securities, the Company will update such information in a future filing of the Registration Statement in the Principal Stockholders section as required by Item 403 of Regulation S-K.

September 14, 2021

Our Strategy, page 8

5.	We note your disclosure here and throughout the prospectus comparing XTX202 to aldesleukin, and XTX101 to an ipilimumab analog. Please clarify, if true, that these observations were made in mouse models and may not be replicated in clinical trials.

Response:	In response to the Staff’s comment, the Company has revised the disclosure relating to XTX202 and aldesleukin on pages 22-23 and 131 of the Registration Statement and has revised the disclosure relating to XTX101 and ipilimumab on pages 22-23, 117 and 118 of the Registration Statement.

Risk Factors, page 16

6.	Given the length of your risk factor section, please revise to comply with Regulation S-K Item 105 by relocating risks that could generically apply to any registrant or offering to the end of the section under the caption “General Risk Factors.”

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that it thoughtfully considered the requirements of Regulation S-K Item 105 and determined that none of the risks contained in the Risk Factors section applies generically to any registrant or any offering and, therefore, it would not be appropriate to relocate risks to the end of the section under the caption “General Risk Factors.”

Some intellectual property that we have in-licensed may have been discovered through government funded programs, page 52

7.	Please revise to identify the product candidates that are or may be subject to march- in rights.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 53-54 of the Registration Statement.

September 14, 2021

Capitalization, page 82

8.	Please revise to reflect the convertible preferred stock outside of permanent equity consistent with your interim balance sheet on page F-40.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Registration Statement.

Dilution, page 84

9.	Please revise your disclosure to clarify that historical net tangible book value (deficit) excludes convertible preferred stock classified outside of equity.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Use of Estimates Determination of Fair Value of Common Units and Common Stock, page 104

10.	Please disclose the actual specific factors underlying the increase in the May 2021 common stock valuation to $1.06.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 105-106 of the Registration Statement.

Business Key Features of Our GPS-Enabled Cytokines, page 114

11.	We note your disclosure on pages 115 and 116 that you have validated your GPS platform through your preclinical studies with XTX202 and by your tumor-selective anti-CTLA-4 antibody. Please revise to explain what you mean by validated given the current stage of development of your product candidates.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Registration Statement.

September 14, 2021

Cytokine programs, page 117

12.	We note your disclosure on page 27 that you rely on matrix metalloproteases to activate your molecules within the tumor microenvironment and that if MMP activity in human tumors is not sufficient to cleave the masking protein domain, the potential efficacy of your product candidates would be limited. For each of your cytokine programs, please clarify whether you have observed that the MMPs native to human cells are sufficient to cleave the masking domain.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 108, 119, 134 and 138 of the Registration Statement.

Measured PK Parameters (1 mg/kg dose), page 123

13.	We note your statement that you expect XTX202 to achieve monotherapy activity in clinical trials and have a better tolerability profile than aldesleukin based on your preclinical data. Given the unpredictability of drug development, please remove this statement and any similar statements as such statements would appear to be speculative.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes such statement to be appropriate. The Company believes that XTX202 can achieve monotherapy activity given the results of its preclinical data, as disclosed in the Registration Statement, and the fact that aldesleukin is an IL-2 approved by the U.S. Food and Drug Administration that has demonstrated activity. The Company respectfully submits to the Staff that it is reasonable to expect XTX202 to achieve monotherapy activity given that XTX202 achieved anti-tumor activity in head-to-head preclinical tumor model studies in doses of 2 to 10 mg/kg once every three days compared to aldesleukin at doses of 3 mg/kg twice per day. The Company also respectfully submits to the Staff that it is reasonable to expect XTX202 to have a better tolerability profile than aldesleukin based on preclinical tumor model studies demonstrating that XTX202 was well-tolerated up to 10mg/kg repeated administration over four weeks in non-human primates (“NHPs”), whereas the published maximum tolerated dose for aldesleukin in NHPs is 25 micrograms (µg)/kilogram daily for 28 days. Finally, the Company respectfully submits to the Staff that its expectations with respect to the monotherapy activity and tolerability profile of XTX202 are appropriately presented as forward-looking statements and that the Company has appropriately cautioned investors with respect to forward-looking statements contained in the prospectus in the Cautionary Note Regarding Forward-Looking Statements and Risk Factors.

September 14, 2021

Principal Stockholders, page 186

14.	Please revise your disclosure to identify all of the natural person or persons who have voting and investment control of the shares held by the entities affiliated with Atlas Ventures, F-Prime Capital Partners Healthcare Fund IV LP and affiliates, Takeda Ventures, Inc. and SV7 Impact Medicine Fund LP.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 189-190 of the Registration Statement. In addition, Takeda Ventures, Inc. has informed the Company that there are no natural persons who are the beneficial owners of the shares held by Takeda Ventures, Inc.

General

15.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:	The Company acknowledges the Staff’s request and will provide to the Staff on a supplemental basis copies of the written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

September 14, 2021

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6393 or e-mail at cynthia.mazareas@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Cynthia T. Mazareas
Cynthia T. Mazareas

cc:	René Russo, Pharm.D., Xilio Therapeutics, Inc.
Salvatore Giovine, Xilio Therapeutics, Inc.
Chris Frankenfield, Xilio Therapeutics, Inc.
Molly W. Fox, Wilmer Cutler Pickering Hale and Dorr LLP
Divakar Gupta, Cooley LLP
Richard C. Segal, Cooley LLP